Uni-Pixel, Inc.

8708 Technology Forest Pl, Ste 100

The Woodlands, TX 77381

281-825-4500

November 2, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn.:	Mr. Russell Mancuso
Branch Chief

	Re:	Uni-Pixel, Inc.
Registration Statement of Form S-1
Amended October 12, 2010
File No. 333-169279

Dear Mr. Mancuso:

By letter dated October 25, 2010, the Staff of the Securities and Exchange Commission provided to Uni-Pixel, Inc. certain comments with respect to its review of Amendment No. 1 to our Registration Statement on Form S-1 filed October 12, 2010 (the “Registration Statement”).  Enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the Registration Statement. The Amendment, which was filed with the Securities and Exchange Commission on the date hereof, has been marked to show changes from the Registration Statement, which include those changes made in response to the Staff’s comments. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Our responses to the Staff’s letter are set forth below.  In responding to each comment, we have reproduced the full text of the Staff’s comment, which is followed by our response.

Where you can find more information, page 26

Comment 1.  We note your response to prior comment 3; however, it is unclear how you concluded that you have not been a registrant for an offering of any securities, including penny stock, during the past three years, given the offering you registered on Form S-8 that was filed on June 4, 2010.  Please revise the registration statement accordingly.

Response:  The Company has revised its Registration Statement to include the information previously incorporated by reference.

* * * * * * * * *

Uni-Pixel, Inc. represents to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (281) 825-4500 or Scott Chenevert at (225) 248-2116.

Sincerely,

/s/ Reed J. Killion
Reed J. Killion
President and Chief Executive Officer

cc:	Scott D. Chenevert, Esq.
Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.